

Eletrobrás

DFR
Av. Pres. Vargas, 409 - 9º andar
20071-003 Rio de Janeiro RJ BR
Tel: 2514-6327 Fax: 2514-5964

CTA-DFR-10308/2006

Rio de Janeiro, August 29, 2006.



SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

At.: Division of Corporate Finance

Ref.: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 Centrais Elétricas Brasileiras SA – ELETROBRÁS (File n. 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) ("the Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of Announcement of Meeting, published on August 29th, 2006 on the newspapers.

With regards,

Mary Annie Cairns Guerrero
Head of Funding and Investor Relations Department

Eletrobrás

PR
Av. Presidente Vargas, 409 - 11°
20071-003 Rio de Janeiro - RJ
Tel.: (21) 2514-5151
Fax: (21)2514-6483

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Open-capital Company)
CNPJ. nº 00.001.180/0001-26

ANNOUNCEMENT OF MEETING
146th Extraordinary Shareholders Meeting

ELETROBRÁS´ shareholders are invited to the Extraordinary Shareholders' Meeting to be held on the company's main office, at Setor Comercial Norte, Quadra 04, Bloco "B", number 100, room 203 of Centro Empresarial VARIG Building – Brasília – DF, on September 12, 2006, at 10:00 a.m., for the Extraordinary Shareholders' Meeting, to discuss the following subjects:

1. Election of 2 (two) members for the Administration Council, according to items I and II, of article 17, of the By-laws, in order to fulfill the remaining period of the mandate of the replaced members, to be concluded on the date of the Ordinary Shareholders Meeting of 2007;

2. Election of 2 (two) members and their respective substitutes of the Fiscal Council, one member and its substitute representing the minority holders of common shares.

According to Instruction 165, dated December 11th, 1991, as amended by Instruction 282, of June 28, 1998, both from Comissão de Valores Mobiliários, 5% of the voting capital will be necessary in order to require the petition of multiple votes.

The participation in the meeting will be conditioned to the delivery, at ELETROBRÁS office, of a declaration issued by the depositary institution, stating the condition of shareholder. Such delivery must take place until September 11th , 2006, at Departamento de Captação de Recursos e Relações com Investidores - DFR, Divisão de Relações com Investidores - DFRM, at Avenida Presidente Vargas, 409 – 9th floor, Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 a.m. and from 2:00 p.m. to 5:00 p.m..

Brasília, August 28, 2006.

SILAS RONDEAU CAVALCANTE SILVA
President of the Administration Council